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                                                                  Exhibit (a)(3)
                                                                  --------------


                       [Letterhead of Answerthink, Inc.]

                            1001 Brickell Bay Drive
                                  Suite 3000
                             Miami, Florida 33131

                                 June 27, 2001

Dear option holder:

     I am happy to announce that we are offering to exchange any of your (i) outstanding incentive stock options that have an exercise price of $10.00 per share or more (only the associates that joined Answerthink as part of the merger with THINK New Ideas, Inc. should have incentive stock options) and (ii) outstanding nonqualified options for new options that we will grant under the Answerthink, Inc. 1998 Stock Option and Incentive Plan (the "Answerthink Option Plan").

     You may tender (surrender) any or all of your eligible incentive stock option grants and any or all of your nonqualified option grants. However, you must tender all or none of the unexercised options subject to an individual option grant. If you choose to participate in the offer, you must also tender all options that you received during the six months immediately prior to the expiration date of the offer, currently expected to be August 8, 2001, if those grants were made subsequent to and have an exercise price lower than the exercise price of the options that you wish to replace. Please note, if you received an end of year 2000 performance grant and/or an Employee Stock Purchase Plan special grant, you do not have to tender these options as they fall outside the six-month period.

     The number of new options you will be granted will be equal to 66 2/3% of the number of options you tender and are accepted for exchange. This means that for every three options to purchase common stock that you tender and we accept for exchange, you will receive two new options to purchase common stock. We will not, however, issue any new options exercisable for fractional shares. Instead, we will round up to the nearest whole number. The number new options will be adjusted for any stock splits, stock dividends and similar events completed after the expiration date and prior to the issuance of the new options. We will grant the new options on or about the day which is at least six months and one day following the date we cancel the options accepted for exchange.

     You must be an employee of Answerthink from the date you tender options through the date we grant the new options in order to receive the new options. If
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you do not remain an employee , you will not receive any new options or any other consideration for the options tendered by you and canceled by Answerthink.

     The per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq Stock Market's National Market on the date we grant the new options, or if the grant date is not a business day, as of the last business day preceding the grant date. The new options granted to you will have the same vesting schedule, measured from the same grant date, as the options tendered by you and accepted for exchange.

     The new options will be subject to the terms of the Answerthink Option Plan and a new option agreement between you and us. We will forward the new option agreement to you promptly following the issuance of the new options.

     The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision on whether to tender your options.

     This offer is being made under the terms and subject to the conditions of an Offer to Exchange and a related Letter of Transmittal which are enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks that are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the Letter of Transmittal by the expiration date of the offer.

     If you have any questions about the offer, please call Robert Greene at
(404) 682-2263.

     We thank you for your continued efforts on behalf of Answerthink, Inc.

                                          Sincerely,

                                          /s/ Ted A. Fernandez

                                          Ted A. Fernandez
                                          Chairman and Chief Executive Officer

Enclosures